

LiteraSeed™

PRESENTATION

PROBLEM

78%
of misdiagnoses are caused by poor health communication and result in
80,000 avoidable deaths each year.

Patients w/ cultural, language, & low-health literacy barriers are
2x disproportionately affected.

$58,776
per injury to US
healthcare systems

$20B
total to US
healthcare system







SOLUTION

 **A better UI/UX for patients** to explain what's wrong so that doctors can more efficiently and effectively assess and diagnose the patient.

LiteraSeed™

VALUE
PROPOSITIONS

 Drive revenue from improved patient satisfaction ratings (ACA)

 Reduce medical malpractice litigation costs to healthcare system

 Build trust w/ patient enabling recurring visits, revenue, and word-of-mouth recommendations



PRODUCT



Patient uses our **visual screening tool** to provide essential health information quickly and efficiently.



Patient receives **personalized guidance** on next best action, while we send the report to the doctor.



Doctor is **more prepared** with better understanding of how to assess and treat patient.

COMPETITORS

	Competitors	**LiteraSeed**™
Accessibility/UX	Uses medical jargon	Consumer-friendly/Plain English/Visual UX
Outcome	Unreliable list of possible diagnoses	Patient Narrative Driven support Dr. in Diagnosis
Clinical Integration	Remote / no clinical workflow integration	Remote to Point-of-Care Clinical integration
Clinical Reliability	Not clinically trusted	Doctor trusted
Time of Visit	Insurance-driven data collection, no clinical value	Clinical value
Post-Visit	No Monitoring	Monitoring

MARKET SIZE

6,200
hospitals in the US serving

879.6M
patient visits and

35.7M
hospitalizations

1,040
safety net hospitals serving

53M
patients annually who are low-income, medically, and socially vulnerable

11.9 M
hospitalizations

Remote patient monitoring, patient engagement, and diagnostic decision support total a

$84B market size

B2B contracts with each hospital enable

SIGNIFICANT

savings to hospital system

PILOT IN
PROGRESS



Phoenix, Arizona

pilot starting **July 2020** with **400k** patients over **17** facilities



PILOT COMING
SOON



California

in conversations with a **Top 10 hospital** in US

TEAM

AZIZA ISMAIL

Founder

HENRY CHEN

Senior Engineer

MAI DAHSHAN

Chief Scientist









ADVISORS



DR. HODA ELDARDIRY

Virginia Tech



DR. SONAM SINGH, MD

Valleywise
Health



DR. FRANCISCO MEDRANO, MD

UCSF



INTERACTIVE CONDITION ASSESSMENT AND MONITORING



LiteraSeed™
Do you have any of these problems today?
Fever
Cough
Trouble breathing (or talking)
Sore throat
LiteraSeed™
Your Screening Results
Send Results to Doctor
Wed July 22 2020 - 10:00
Present Symptoms:
Fever started 1-2 days ago
COVID-19 Test:
No, did not test
Feeling Today:
Same

INTERACTIVE CONDITION
ASSESSMENT AND MONITORING


LiteraSeed™
Tell us about YOU
I have a fever.
Yes
No


LiteraSeed™
Your Screening Results
Send Results to Doctor
Wed July 22 2020 - 10:00
Present Symptoms:
Fever started 1-2 days ago
COVID-19 Test:
No, did not test
Feeling Today:
Same


LiteraSeed™
Tell us about YOU
Did you have a COVID test?
Yes
No

MILESTONES



Today

Two pilots with health systems

Improve screening effectiveness and efficiency for COVID-19 among Low English Proficiency patients at hospital entrance



Launch LiteraSeed to 2M patients (across both health systems)

- Build a scalable technology architecture that supports clinical integration
- Sign contracts for $0.50/patient annually for early customers



Unlock AI-based decision support and prove clinical efficacy

- Incorporate knowledge of more health conditions
- Train machine learning models once a sufficient large data set is established
- Publish evidence for clinical efficacy and perform cost/benefit analyses
- Establish higher payment rates



Onboard 5-10 more health systems (years 2-3)

Hire account managers and engineers to continue expansion

Thank you!